SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL

Ordinary and Extraordinary Shareholders’ Meetings to be held on April 30, 2024

INDEX

A. Ordinary Shareholders’ Meeting	[●]
B. Extraordinary Shareholders’ Meeting	[●]
Exhibit A.I – Comments from the Officers	[●]
Exhibit A.II – Allocation of Net Profit	[●]
Exhibit A.III – Information of the Candidates to the Position of Member of the Fiscal Council of the Company	[●]
Exhibit A.IV – Compensation of the Management	[●]
Exhibit B.I – Report of Amendments to the Bylaws and Restated Bylaws	[●]

MARCH 28, 2024

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 30, 2024, at 2:00 p.m. (“Proposal”):

A.       Annual Shareholders’ Meeting:

1.           Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2023

We propose that the Management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2023, as disclosed on February 29, 2024 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspaper Valor Econômico.

We stress that under the terms of article 10, item III, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), the information disclosed in Exhibit A.I to this Proposal reflect our comments on the financial situation of the Company.

2.           Allocation of the net profits for year ended December 31, 2023 and ratification of the payment of interest on own capital for year ended December 31, 2023, approved by the Board of Directors at the meeting held on December 12, 2023

We propose that the net profit for the fiscal year ended December 31, 2023 be allocated as indicated below, which is defined in detail in Exhibit A.II of this Proposal, prepared in accordance with article 10, sole paragraph, item II, of CVM Resolution 81/22. It is further proposed to ratify the payment of interest on own capital relating to the fiscal year ended December 31, 2023, approved by the Board of Directors at the meeting held on December 12, 2023.

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Net Profits	R$ 14.501.943.640,79
Amount allocated to the Tax Incentives Reserve	R$ 2.552.742.772,26
Amount allocated to payment of interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2023	R$ 11.500.204.792,68
Amount allocated to the Investments Reserve (1)	R$ 3.730.197.243,38
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11.823.167,53; and (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 3.269.378.000,00, as detailed in Exhibit A.II to the Proposal.

3.           Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2025, pursuant to the terms of the Company's Bylaws

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, which compose the “Controller Appointment – Fiscal Council” block:

(i)       by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 (SSP/MG), enrolled with the CPF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii)       by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167 (SSP/SP), enrolled with the CPF under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii)       by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 (IFP/RJ), enrolled with the CPF under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)       by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of Identity Card RG No. 17.841.962-X (SSP/SP), enrolled with the CPF under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, pursuant to article 37, item I, of CVM Resolution 81/22, informed the Company's Management that it will appoint for the position of members of the Fiscal Council:

(i)                  by reelection, Fabio de Oliveira Moser, Brazilian, married, administrator, bearer of Identity Card RG No. 061.802.773 (IFP/RJ), enrolled with the CPF under No. 777.109.677-87, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Fiscal Council of the Company; and

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(ii)                 by election, João Vagnes de Moura Silva, Brazilian, married, electric engineer, bearer of Identity Card RG No. 1169742 (SSP/DF), enrolled with the CPF under No. 584.043.411-68, resident and domiciled in the City of Canto do Buriti, State of Piauí, to take office as an alternate member of the Fiscal Council of the Company.

We clarify that under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.III of this Proposal.

4.           Establishment of the global compensation of the managers for year 2024

Proposal – Fiscal Year 2024

We propose that the global compensation of the managers for the year 2024 (that is, between January 1, 2024 and December 31, 2024) be established in the global amount of up to R$ 183.982.172,00.

The abovementioned proposed amount refers to the amount to be recognized in the Company’s books results in the case of overall achievement of the individual and collective targets of the Company, not necessarily having a disbursement by the Company throughout the year.

The increase of the proposed amount for year 2024, in comparison to the amount proposed for year 2023, substantially results due to the following: (i) higher achievement of individual and collective targets of the Company in the years 2021, 2022 and 2023, causing an increase of the expense for share-based compensation proposed for year 2024; (ii) recognition of expenses of share-based compensation programs which grace period varies between 3 and 5 years, with proportional recognitions in each year; (iii) adjustment due to inflation; and (iv) adjustment aligned to the average compensation practiced in similar markets in which the Company operates.

The Company’s Management understand that the proposed compensation amount is consistent to the compensation of other publicly held companies, considering size, territorial reach and number of Management seats.

According to the CVM guidance (item 3.4.5 of Circular-Notice/Annual-2024-CVM/SEP - “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed and short-term variable compensation of the managers, the expenses relating to the recognition of the fair value of the stock options and/or the shares that the Company intends to grant in the fiscal year.

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In such context, we stress that in the global amount of Management’ compensation are included (i) the expenses associated with the recognition of the fair value of the stock options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013 (“Option Plan”); and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020 (“Stock Plan” and, together with the Option Plan, the “Plans”), in both cases with accounting and non-financial effects set forth in CPC 10.

Additionally, it should be noted that the global compensation proposed for 2024 considers the current structure of the Statutory Board of Executive Officers (“Board of Officers”), as approved by the Board of Directors at the meeting held on August 7, 2023.

Compensation Model

The Company’s Management compensation is divided into fixed compensation and variable compensation, considering the sustainable growth of the Company and its businesses in the long term, with the purpose of encouraging and rewarding significant results through profit sharing.

The members of the Board of Directors and the Board of Officers are also entitled to receive direct and indirect benefits, pursuant to Exhibit A. IV to this Proposal and the Company’s Reference Form, available on the CVM website and on the Company’s Investor Relations page on the Internet (ri.ambev.com.br).

Annually, the People Committee evaluates the retention of the Company’s talents, which includes analyzing the need to adapt the compensation practices adopted by the Company. If such committee deems it necessary, adjustments to these practices are proposed to the Board of Directors.

The model adopted to determine the compensation of the members of the Company’s Board of Directors is aligned to the best market practices for companies with businesses, risks and complexity similar to those of the Company.

Regarding the compensation of the Board of Officers, it observes the following principles: (i) the compensation is an instrument for attracting and retaining talent; (ii) the compensation must be competitive in relation to companies that operate in similar market in which the Company operates; (iii) the compensation must be aligned with the Company’s performance culture, with greater emphasis on its variable component, based on results and exceptional performance; (iv) the compensation must provide long-term value construction; (v) the compensation must take into account organizational and individual development; (vi) the compensation must involve the cascading of goals, in order to create alignment across the organization; and (vii) the compensation must be linked to the Company’s success in the medium and long term.

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Actual Compensation – Year 2023

We inform that the amount paid as global compensation attributed to the managers of the Company for the year 2023 was R$ 132.972.802,00. Such amount is inferior to the limit approved by the Ordinary Shareholders’ Meeting held on April 28, 2023, of R$ 173,606,830.00 for the managers.

The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 28, 2023 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and of the Company. Pursuant to the CVM guidance in item 3.4.5 of Circular-Notice/Annual-2023-CVM/SEP, the proposal of compensation of the managers for the year 2023 was an estimate, and therefore calculated considering all calculation components for the maximum achievement of variable compensation, which was not actually materialized.

Finally, according to the understanding of the CVM Collegiate body in a meeting held on 12/08/2020 in Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the Management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76.

Please note that the information required for the necessary analysis of the proposal of compensation of the managers, as provided in article 13 of CVM Resolution 81/22, is set forth in Exhibit A.IV to this Proposal.

5.           Establishment of the compensation of the Fiscal Council

We propose that the global compensation of the Fiscal Council for year 2024 (that is, between January 1, 2024 and December 31, 2024) be established in the global amount of up to R$ 2.316.015,00, with the compensation of the alternate members corresponding to half the amount received by the effective members, which complies with the provisions of article 152 of Law No. 6,404/76.

We inform that the amount paid to the global compensation account attributed to the members of the Company’s Fiscal Council, for year 2023, was R$ 2.128.919,00.

B.       Extraordinary Shareholders’ Meeting:

6.           Amendments to the Company’s Bylaws

We propose that the Company’s Bylaws be amended, as detailed in Exhibit B.I to this Proposal, in order to:

a.           amend the heading of article 5 to reflect the capital increases approved by the Company’s Board of Directors, within the authorized capital limit, until the date of the Shareholders’ Meeting.

If this proposal is approved, the language of the heading of article 5 of the Company’s Bylaws will be that indicated in Exhibit B.I to this Proposal.

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b.           rectify article 15, §5º, item “h”, to include the word “no”, expressly stating that for the purposes of characterizing the independency of the members of the Board of Directors of the Company, he/she must not have founded the Company nor has significant influence over it.

If this proposal is approved, the language of article 15, §5º, item “h” of the Company’s Bylaws will be that indicated in Exhibit B.I to this Proposal.

c.           amend articles 22, 32 and 33, and exclude article 34, to reformulate the composition of the Board of Officers of the Company, renaming and redistributing the attributions of certain positions.

The Management proposes: (i) the adjustment of the nomenclature of the current position of Non-Alcoholic Beverages Vice President Officer to Beyond Beer Vice President Officer, with the inclusion of new attributions to such position; (ii) the merger of the Legal Vice President Officer and Compliance Vice President Officer positions, with the consequent unification of their respective attributions and adjustment of the nomenclature of the position to Legal and Compliance Vice President Officer, pursuant to the current organizational structure of the Company, as detailed in Exhibit B.I to this Proposal.

7.           Renumbering of articles and consolidation of the Company’s Bylaws

To reflect the foregoing amendments, the Management proposes: (i) the renumbering of current articles 34 to 46; and (ii) the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to this Proposal.

São Paulo, March 28, 2024.

The Management
Ambev S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer